Exhibit 99.1

NEWS    RELEASE

Siyata Mobile Gains International Traction with Landmark Order in The Netherlands

Vancouver, BC – December 17, 2024 – Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, proudly announces its first major order in The Netherlands for a prominent national Dutch transportation company, marking a significant milestone in its international expansion. The order, comprising 550 units of its SD7 handsets, will be delivered by Siyata in the fourth quarter of 2024.

This landmark order demonstrates Siyata’s growing reputation as a global leader in the emerging multibillion-dollar Push-to-Talk over Cellular industry.

Marc Seelenfreund, CEO of Siyata Mobile, commented, “This order underscores the increasing recognition of our innovative PoC solutions outside of North America. While the U.S. remains a primary focus, our ability to secure a significant contract in The Netherlands illustrates the international appeal of our technology. It’s a strong testament to Siyata’s capability to address the evolving communication needs of enterprise customers worldwide. By replacing traditional two-way radios, our PoC devices offer superior coverage, enhanced audio clarity, and cost efficiency—benefits that resonate globally.”

Siyata Mobile continues to make strides internationally, proving that its cutting-edge technology is not confined to one market but is being embraced by organizations in diverse regions.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its warrants under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

- END -